Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless Highlights Recurring Revenue Economics and Growth Potential of Its 5,092-Tower Contracted NaaS Portfolio

Approximately 300 operational towers provide a foundation for scaling contracted rural connectivity infrastructure across eight African countries while creating long-term recurring revenue opportunities.

Quebec, QC, Canada – November 12, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading provider of rural connectivity infrastructure in Africa, today outlined the economics and growth potential of its Network-as-a-Service (“NaaS”) business model, following the Company’s recently announced Board-approved strategic growth plan.

NuRAN has agreements with major mobile network operators (“MNOs”), including Orange and MTN, covering 5,092 contracted towers across eight African countries, with approximately 300 towers currently operational. The Company’s strategy is focused on expanding its revenue-generating infrastructure while improving the performance of its existing network.

KEY HIGHLIGHTS

●	US$1,356 in previously reported average monthly revenue per operational tower, with network-generated revenue increasing 126.44% over the preceding 12 months.
●	Tower-level gross margins exceeding 75%, after deducting satellite bandwidth, site lease, insurance and maintenance costs.
●	Two potential growth drivers: activating additional contracted towers and increasing usage at existing operational towers.
●	Significant deployment pipeline: approximately 6% of the Company’s 5,092 contracted towers are currently operational, providing substantial room for future expansion, subject to financing and execution requirements.
●	Capital discipline remains central: deployment pace and financial returns depend on funding, site economics, operating execution and regulatory and contractual requirements.

Making Rural Connectivity Economically Viable

Expanding telecommunications networks into rural Africa presents significant economic challenges. Lower population density, limited access to electricity and ongoing maintenance requirements can make traditional network deployments financially difficult for mobile operators.

Under its build-own-operate NaaS model, NuRAN finances, deploys, owns, operates and maintains mobile network infrastructure, allowing MNO partners to expand rural coverage without directly financing the full upfront infrastructure investment.

Unlike traditional equipment sales, which generate primarily one-time revenue, the NaaS model is designed to generate recurring revenue through long-term commercial agreements. By combining low-power telecommunications technology, renewable-energy-enabled infrastructure and local operational capabilities, NuRAN aims to make rural network expansion more economically sustainable.

PRESS RELEASE

The Economics of Recurring Revenue

As previously reported, NuRAN’s network-generated revenue increased 126.44% over the preceding 12-month period, with average monthly revenue of US$1,356 per operational tower. Several towers generate over US$2,500 in monthly revenue with more than 2,000 active users, illustrating the potential of the business model. Over the past 18 months, NuRAN has invested in additional 2G capacity to meet growing demand, upgrading 57 towers in Cameroon with Orange.

The Company has also reported tower-level gross margins exceeding 75%, after deducting satellite bandwidth, site lease, insurance and maintenance costs, demonstrating the potential operating economics of its existing infrastructure.

These historical metrics reflect the performance of the existing network and should not be interpreted as guaranteed results for future deployments.

To further enhance returns on its installed base, the Company is conducting 4G pilots using terrestrial transmission, which have shown incremental revenue growth of up to 40% on the selected towers. NuRAN plans to add 4G to the vast majority of its towers in Cameroon, and all new towers in Ivory Coast and, upcoming, Benin will be deployed with both 2G and 4G, a strategy intended to increase revenue per tower and support long-term shareholder value creation.

The first growth driver is deploying and activating additional towers from the contracted portfolio. The second is increasing network usage at operating towers, where contractual terms permit additional revenue as subscriber activity grows.

Scaling Through Contracted Deployments and Network Utilization

NuRAN’s growth strategy is built around two complementary opportunities: expanding its operational network and increasing revenue from existing infrastructure.

With approximately 300 of its 5,092 contracted towers currently operational, the Company has a significant remaining deployment pipeline. Each additional activated tower has the potential to contribute to recurring revenue, while increased subscriber activity at existing towers may generate additional revenue where supported by commercial agreements.

The Company’s priority is to progressively convert its contracted portfolio into operational infrastructure while maintaining disciplined capital allocation and improving network utilization.

PRESS RELEASE

Future deployments remain subject to available financing, site economics, regulatory and contractual requirements, local execution capacity and other operating conditions.

“Our NaaS model is designed to make rural connectivity economically sustainable while building a scalable infrastructure business. Our focus is on disciplined execution, expanding our operational network and maximizing the performance of our existing towers to support long-term growth,” said Francis Létourneau, CEO of NuRAN Wireless.

About NuRAN Wireless

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has 5,092 contracted towers, of which approximately 300 towers are operational. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to address the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation through NuEnergy, its wholly owned subsidiary focused on owning and operating the Company’s solar, storage and hybrid power systems across its African footprint.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau, Director and CEO

Francis.letourneau@nuranwireless.com

Tel: (418) 264-1337

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws, including the securities laws of the Province of British Columbia, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements other than statements of historical fact are forward-looking statements. Forward-looking statements are generally, but not always, identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “will,” “would” and similar expressions, or by statements that certain events, actions or results “may,” “could,” “should,” “would” or “will” occur, be achieved or be realized. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those expressed or implied by such statements.

PRESS RELEASE

Forward-looking statements in this news release include, without limitation, statements regarding the Company’s anticipated network expansion, future tower deployments, estimated revenues associated with its contractual portfolio, expected growth in recurring revenues, future technology upgrades, and the continued development of its Network-as-a-Service business model; and the Company’s business plans, strategies, objectives, financing requirements, growth prospects and creation of long-term shareholder value.

Forward-looking statements are based on management’s current expectations, estimates, assumptions, and projections and are subject to known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. These risks include, among others, financing availability, deployment timelines, operational challenges, regulatory requirements, market conditions, and the performance of the Company’s commercial partners and the risks described under “Risk Factors” and elsewhere in the Company’s most recent annual report on Form 40-F, subsequent reports furnished on Form 6-K and other filings with the U.S. Securities and Exchange Commission, and in the Company’s filings on SEDAR+ at www.sedarplus.ca.

Estimated contract revenues are based on assumptions regarding tower deployment, network operations, contract performance, and other factors, and should not be interpreted as guaranteed future revenues.

Readers are cautioned not to place undue reliance on these forward-looking statements. There can be no assurance that the deployments, operating-site targets, revenue or estimated revenue, contracted-site objectives will occur or be realized as currently contemplated. The forward-looking statements in this press release speak only as of its date and are expressly qualified in their entirety by this cautionary note. Except as required by applicable securities laws, NuRAN undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

This press release includes references to “ revenue”, which is not defined under International Financial Reporting Standards (IFRS). The intent of this unaudited and non-IFRS measure is to provide additional useful information to investors and analysts. This non-IFRS measure does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other entities. As such, this non-IFRS measure should not be considered in isolation or used as a substitute for measures of performance prepared in accordance with IFRS.

This non-IFRS financial measure reflects an additional way of viewing aspects of the Company’s operations. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company’s reported results of operations, management strongly encourages investors to review the Company’s consolidated financial statements and publicly filed reports in their entirety under the Company’s profile on EDGAR and SEDAR+.

-4-